[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

January 16, 2008

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:	H. Christopher Owings
Assistant Director

Re:	Asia Time Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed December 18, 2007
File No. 333-140692
Form 10-Q for the Quarter Ended September 30, 2007,
Filed November 19, 2007
Form 10-K/A Filed September 26, 2007
File No. 0-51981

Dear Mr. Owings:

On behalf of Asia Time Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 4 on Form S-1/A (“Amendment No. 4”), to registration statement that was originally filed on Form S-1 on February 14, 2007 and as amended by Amendment No. 1 on Form S-1/A filed on June 14, 2007, Amendment No. 2 on Form S-1/A filed on September 26, 2007, and Amendment No. 3 on Form S-1/A filed on December 18, 2007 (“Amendment No. 3”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 4, in a clean and redline version marked to show changes from Amendment No. 3. We have been advised that changes in Amendment No. 4 from Amendment No. 3, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 3, the Commission issued a comment letter dated January 9, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Amendment No. 3 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 34

1.
Comment: Reference is made to your disclosure in the second paragraph on page 35 that the decrease in unearned revenue was due to the recognition of unearned revenue and payment for the completed watch when the warranty period was due. Please explain to us how the warranty period is considered in determining the recognition of unearned revenue. Also explain to us the full right of exchange provisions referred to under the "unearned revenue" heading on page F-57 and how these provisions relate to the warranty period. Finally, please clarify your disclosures as appropriate. Refer to the disclosure in Note 17 to your previous amendment.

H. Christopher Owings
January 16, 2008

Response: We respectfully note your comment and supplementally inform you that the provisions of the sale were that the customer has a right to exchange the products that we supplied. This arrangement was made to guarantee the salability of our products when business was first established with this customers in 2004. The period covered by the exchange was one year in 2004 and 2005, and nine months in 2006. We do not provide such exchange privileges for any products shipped in 2007 onward. Under such arrangement, payment for the goods shipped were required before expiration of the exchange period and the entire sale was reflected under “unearned revenue”. The recognition of the “unearned revenue” is made upon the expiration of the exchange period. We believe this sale, which only occurred with this customer, did not meet the requirement for revenue recognition until this contingency lapsed.

Executive Compensation., page 47

2.
Comment: Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to "Interpretive Responses Regarding Particular Situations" Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations. Please also provide additional information regarding the final determination as to the number of shares that may be required to be issued pursuant to the Agreement of Kwong Kai Shun disclosed under "Certain Relationships and Related Transactions."

Response: We respectfully note your comment and have revised the Executive Compensation and Certain Relationships and Related Party Transactions section accordingly.

Condensed Consolidated Balance Sheets, page F-2

3.	Comment: The total amounts of current liabilities and total liabilities as of September 30, 2007 are not mathematically correct. Please revise.

Response: We respectfully note your comment and have revised the disclosures accordingly.

Condensed Consolidated Statement of Cash Flows, page F-5

4.
Comment: We refer you to comment 44 in our letter dated March 16, 2007. Please consider revising to present dividend income consistently with the interim financial statements included in your previous amendment. Any revision should also be reflected in the table on page F-39.

Response: We respectfully note your comment and have revised to consistently present dividend income.

5.	Comment: Please tell us how you arrived at the amount of advances to related parties in cash flows from financing activities for the nine months ended September 30, 2007.

Response: We respectfully note your comment and supplementally inform you that the amount of advances from related parties in cash flows from financing activities for the nine months ended September 30, 2007 is ($20,773). The amount was calculated by subtracting the amount due to the Company’s director as of December 31, 2006, which was $33,000, from the amount due to the director as at September 30, 2007, which was $12,227.

Note 3. Summary of significant accounting policies, page F-9

Rebate Receivable, Page F-11

H. Christopher Owings
January 16, 2008

6.
Comment: You disclose that rebate receivables are recognized as a reduction of cost of sales. This policy differs from your disclosure under the "inventories" heading on page F-55. Please revise or advise. Also, please tell us the general terms of vendor arrangements that provide for price reductions paid in the form of additional watch movements. Include a discussion of the payment terms to the extent necessary for an understanding of the rebate receivable recognized in both your interim and year end financial statements.

Response: We respectfully note your comment and have omitted from page F-11 the disclosure referenced in your comment. The disclosure was inadvertently left in Amendment No. 3. The inventory accounting policy on rebates as described on Page F-55 is the correct disclosure. This disclosure has been incorporated into the revised document. Certain vendors provide the Company additional watch movements based on the amount of watches purchased. The value of the watch movements to be received is based on pre-negotiated arrangements with the vendors when the order is placed and is not contingent on purchase levels or other factors. There is no uncertainty as to the receipt of these additional watch movements. These watch movements are effectively a reduction to the purchase price for each watch movement purchased, paid in kind by the vendor, rather than a price discount. The vendor has an obligation to provide the movements at the time of purchase; however, the selection of types of movement is determined later by the Company. In past years through 2005, the watch movements were settled once a year. Beginning in 2006, the watch movements were settled each quarter. In some quarters, the Company had a watch movement receivable, whereas at year-end these watch movements have generally been received. The Company is considering adding this receivable to its inventory line in its future balance sheets.

Note 17: Common stock and convertible preferred stock, page F-25

7.
Comment: Reference is made to your disclosure of the escrow agreement between Mr. Kwong Kai Shun and the investors in the last paragraph on page F-27. It appears that the agreement to release shares of common stock placed in escrow to Mr. Kwong Kai Shun upon the achievement of the performance criteria is a compensatory arrangement and that it is probable that a majority of the shares will be released to him. Please tell us how you are accounting for compensatory arrangement and the basis in GAAP for your accounting treatment citing relevant authoritative literature. In your response please discuss the applicability of SFAS 123(R). We are particularly interested in your assessment of paragraphs 11 and A49 - A51 of SFAS 123(R). Also discuss the applicability of the concepts in SAB Topic 5:T.

Response: The Company conducted a private placement (“Private Placement”) pursuant to subscription agreements entered into by the Company and certain investors. Pursuant to the Private Placement, the Company sold an aggregate of 2,250,348 shares of its Series A Convertible Preferred Stock (“Series A Preferred Stock”) at $1.29 per share for aggregate gross proceeds of $2,902,947.

In connection with the Private Placement, Kwong Kai Shun, the Company's Chairman of the Board, Chief Executive Officer and Chief Financial Officer, entered into an agreement with the investors in the Private Placement pursuant to which Mr. Kwong agreed to place 2,326,000 shares of his common stock in escrow for possible distribution to the investors (the "Escrow Shares"). The shares owned by Mr. Kwong had been previously issued to him, were fully paid for, and were non-assessable and not forfeitable, and there were no contingencies or performance milestones associated with his ownership of those shares. Pursuant to the agreement, if the Company's net income for the fiscal years ended December 31, 2006 or 2007 as set forth in its filings with the Securities and Exchange Commission, is less than $6,300,000 or $7,700,000, respectively (subject to certain specified adjustments), a portion, if not all, of the Escrow Shares will be transferred to the investors based upon the Company's actual net income for such fiscal years. The number of shares Mr. Kwong will distribute to shareholders will be determined by the number of shares of common stock that have not been sold by the investors, multiplied by the shortfall in a valuation agreed upon by the parties. The agreed upon shortfall in valuation is calculated using the $1.29 purchase price per share of the common stock, the actual amount of the Company’s net income for either fiscal 2006 or 2007, and a price earnings ratio set at 5.0 for 2006 and 4.0 for 2007. Under no circumstances will the shares distributed by Mr. Kwong exceed 2,326,000 shares. Each shareholder will receive a pro rata amount of shares based on the number of the shares that they hold at the time of distribution.

H. Christopher Owings
January 16, 2008

The Company has considered the applicability of SFAS No. 123(R) and SAB Topic 5:T (as updated by SAB 107).

The Company believes that this transaction does not impact any section of the financial statements other than the shareholders’ equity section, as the escrow agreement relates directly and only to the purchase price of the common shares sold in the Private placement. The Escrow Shares are a mechanism by which Mr. Kwong was able to provide a downside protection guarantee to the investors, with a roughly one to one floor, through his previously issued shares, which helped facilitate the Private Placement. Mr. Kwong did not acquire these shares through any compensatory arrangement.

SFAS No. 123(R) requires that the cost (as differentiated from the expense) resulting from all share-based payment transactions be recognized in a company’s financial statements at fair value, with certain limited exceptions. SFAS No. 123(R) uses the terms compensation and payment in their broadest senses to refer to the consideration paid for goods or services, regardless of whether the supplier is an employee (SFAS No. 123(R), paragraph 1), under the presumption that a company is receiving goods or services of value in exchange for a share-based payment. However, it is long-established accounting policy that costs related to the issuance of common equity are not a cost that is recognized in the statement of operations, but rather are charged directly to shareholders’ equity. In addition, there is no automatic presumption that a share-based payment is necessarily an expense (i.e., a charge to the statement of operations), as opposed to a charge to the balance sheet (SFAS No. 123(R), paragraph 5, footnote 5).

SFAS No. 123(R), paragraph 11, provides that share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payments transactions to be accounted for under SFAS No. 123(R) unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. “Economic interest” in an entity is defined as any type or form of pecuniary interest or arrangement that an entity could issue or be a party to, including equity securities; financial instruments with characteristics of equity, liabilities, or both; long-term debt and other debt-financing arrangements; leases; and contractual arrangements such as management contracts, service contracts, or intellectual property licenses. In this case, the holder of an economic interest is the private placement investor, but there is no compensation for services provided to the entity that would result in a charge to operations. The transaction is singly related to the issuance and pricing of the shares of common stock sold to the investors. The investors do not have any other relationship with the company that would give rise to an exchange for goods or services.

SFAS No. 123(R), paragraphs A49 - A51 discuss the market, performance and service conditions that affect vesting and exercisability of an employee’s share-based payment award. Market and service conditions are clearly not applicable under these circumstances. Although this matter relates to a performance condition (e.g., the Company’s attaining a specified net income in each of 2006 and 2007), the Escrow Shares were already owned by Mr. Kwong and, absent the sale of shares in the Private Placement, would not have been affected by the Company’s net income in 2006 or 2007. Accordingly, the Company does not believe that there is any compensatory aspect to this transaction that can be calculated. This transaction is similar to a guarantee of performance by a shareholder of a Company metric. Unless an actual payment is required (which the Company believes would be considered for accounting treatment only at the time of the actual payment pursuant to SFAS No. 5, Accounting for Contingencies), it is extremely difficult, if not impossible, to attach a clear value to the shareholder’s action.

H. Christopher Owings
January 16, 2008

The Company has also reviewed the provisions of Topic 5:T, Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). In particular, the Company notes the Staff’s comment that “... it believes that the problem of separating the benefit to the principal stockholder from the benefit to the company cited in Statement 123(R) is not limited to transactions involving stock compensation. Therefore, similar accounting is required in this and other transactions where a principal stockholder pays an expense [emphasis added] for the company, unless the stockholder’s action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company”. The Company notes that Mr. Kwong’s commitment was solely a commitment for additional stock to the Private Placement investors.

The Staff further noted in Topic 5:T that “transactions of the type discussed in the facts given ... appear to be transacted to provide a benefit to the stockholder through the enhancement or maintenance of the value of the stockholder’s investment. The Staff believes that the substance of such transactions is the payment of an expense [emphasis added] of the company through contributions by the stockholder. Therefore, the Staff believes it would be inappropriate to account for such transactions according to the form of the transaction”. The Company acknowledges that this transaction was entered into with the intention of benefiting Mr. Kwong through enhancing the value of his investment in the Company. He accomplished this objective by providing the Escrow Shares to the Private Placement investors, thus enabling the Company to raise equity capital under acceptable terms and conditions. This action is directly and solely related to the sale of common stock.

Even if Mr. Kwong had been required to deliver all of the Escrow Shares to the Private Placement investors, there would have been no effect whatsoever on the Company. There would have been no change whatsoever in the total number of shares of the Company’s common stock outstanding, and Mr. Kwong would still be the Company’s controlling stockholder.

In addition, it should be noted that when Mr. Kwong entered into the Escrow Agreement, it was both his and the Company’s views that it would be remote that he would have to forfeit any of the shares to the Private Placement investors. The Company’s final audited results of operations for 2006 and preliminary results of operations for 2007 support this conclusion.

Note 22. Subsequent Events, page F-40

Accounting for Bonds and Warrants, page F-42

8.
Comment: Please tell us how you computed the beneficial conversion feature and why your computation complies with EITF 00-27. Specifically address the requirements in Issues 1 and 2 of EIFT 00-27. We are particularly interested in how you determined the effective and most favorable conversion prices used in measuring the intrinsic value of the beneficial conversion feature. In addition, please file the schedules to the subscription agreement filed as Exhibit 10.1 to Form 8-K filed November 16, 2007.

H. Christopher Owings
January 16, 2008

Response: We respectfully note your comment and supplementally inform you that the Company, in combination with its consultants and investment banker, reviewed the issue of fair value of its shares at the date of the bond sale and determined the appropriate fair value per share should be $3.50. The Company believes that this approach results in the effective and most favorable conversion prices at that time. This value is the mid-range of the expected public offering price of between $3.00 and $4.00 per share that has been set by the Company with its underwriters. The Company concluded that the mid-range is the best estimate of the fair value of the shares at November 13, 2007.

The Company determined a beneficial conversion feature existed and computed it by first valuing the warrants using the Black-Scholes option-pricing model using a life of five years, a volatility factor of 48%, a risk-free interest rate of 5%, and assumed no dividends will be issued. The Company then calculated the relative value of the bonds and the warrants as described in APB 14: Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. The bonds represented approximately 79% of the relative value and the warrants approximately 21% of the relative value. The Company then recalculated the conversion price by subtracting the value assigned to the warrants from the bond offering gross proceeds and derived an adjusted value for the bonds. The Company then divided that amount by the number of conversion shares 2,285,714 ($8,000,000/$3.50) and determined an effective conversion price of $2.67 per share. The effective conversion price was $0.83 per share less than the fair value of $3.50, which resulted in a beneficial conversion feature of $1,892,860 (2,285,714 shares times $0.83/share), which the Company recorded as additional paid-in capital and a discount on the bonds. The relative value of the warrants was $1,652,880 and this amount was recorded as additional paid-in capital and a discount on the bonds. This accounting is in accordance with the requirements of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”. We also considered the impact of Issues 1 and 2 of EITF 00-27 and acknowledge that the beneficial conversion feature calculation may require revision based on the actual initial public offering price as contemplated by both EITF 98-5 and EITF 00-27. The Company will make any required adjustments after the effective date of its registration statement, most likely in the first quarter of 2008.

The Company has filed the subscription agreement as an exhibit to the registration statement, with the schedules attached.

Consolidated Statement of Stockholders' Equity, page F-47

9.	Comment: Please revise the column headings as appropriate to conform to the line item captions on the consolidated balance sheets.

Response: We respectfully note your comment and have conformed the column headings to match the line item captions on the consolidated balance sheets.

Note 4. Summary of significant accounting policies, page F-53

Inventories, page F-55

10.
Comment: We note the restatement of your financial statements and the revisions to your disclosures in response to comment 20 in our letter dated October 25, 2007, and we reissue our prior comment in part. Please tell us why you believe vendor rebates are probable and reasonably estimable at the time inventory is purchased. Please also tell us how you estimate the allocation of vendor rebates to each of the underlying inventory transactions. Refer to paragraphs 7 and 8 of EITF 02-16.

Response: We respectfully note your comment and supplementally inform you that the Company has addressed the principal parts of this comment in its response to comment 6, above. The Company has reviewed EITF 2-16, including paragraphs 7 and 8, and concluded once again that the Company’s revised accounting is appropriate. The watch movements to be received are a part of a binding pre-negotiated arrangement, and are not based on purchase levels, and can be estimated. They do not relate to purchases that will occur over a relatively long period of time. The Company has significant historical information with these vendors and their rebate programs. The Company has had no history of significant adjustment to the amount to be received. The Company’s product is generally not subject to significant external factors or rapid change, and the Company’s inventory has rapid turnover.

H. Christopher Owings
January 16, 2008

Note 20. Segment Information, page F-72

11.	Comment: We note that cost of sales for 2004 differs from the amount stated in the consolidated statement of operations on page F-46. Please revise.

Response: We respectfully note your comment and have revised the segment information table on page F-72 accordingly.

Note 23. Restatement, Page F-75

12.
Comment: We note your disclosure regarding the restatement of your financial statements in response to comments one, 14, 20, 21 and 24 in our letter dated October 25, 2007. Please revise the "as originally reported" columns to reflect the amounts reported in Amendment No. 1 to Form S-1 filed June 14, 2007. In doing so, please describe the nature of other errors not presently described such as those related to the classification of advances from related parties and other income. In addition, we note your response to comments 29 - 33 in our letter dated October 25, 2007. Please comply with the disclosure requirements of SFAS 154 in each amendment filed in response to those comments. Also file an amendment to Form 10-Q for the quarter ended September 30, 2007. Consider the comments above in the amendments as applicable.

Response: We respectfully note your comment and have revised the “as originally reported” columns to contain the amounts reported in Amendment No. 1 to Form S-1 filed June 14, 2007.

Exhibit 5.1

13.	Comment: Please provide us with your legality opinion.

Response: We respectfully note your comment and have attached a legal opinion as Exhibit 5.1 to the registration statement.

Exhibit 23.1

14.	Comment: Please revise to refer to the dual dated audit report on page F-43.

Response: We respectfully note your comment and have attached a revised consent to refer to the dual dated audit report.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned or at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc:          Kwong Kai Shun, Asia Time Corporation